

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

Via E-mail
Margaret Randazzo
President, Chief Executive Officer, Chief Financial Officer
Andalay Solar, Inc.
2071 Ringwood Avenue, Unit C
San Jose, CA 95131

> **Re: Andalay Solar, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 24, 2014**
> **File No. 333-193550**

Dear Ms. Randazzo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. To the extent applicable, please observe the updating requirements of Rule 8-08(b) of Regulation S-X.

Risks Relating to Our Common Stock, page 10

2. It appears that you have inadvertently removed the risk factor heading "Our stockholders may be diluted by the conversion of our preferred stock and the exercise of warrants . . . ," yet have kept your disclosure regarding possible dilution risks faced by your stockholders. Please advise or revise your disclosure accordingly.

Likelihood of Accessing the Full Amount of the Equity Line, page 19

3.   Please expand your disclosure regarding the reasons why the parties chose $5 million as the dollar amount under the equity line. Your discussion should focus on the likelihood of your drawing on the entire amount of the equity line based on current market conditions, historical stock prices, as well as your liquidity needs.

Undertakings, page 75

4.   As this registration statement does not appear to rely upon Rule 430B or 430A of the Securities Act, please revise your disclosures accordingly, and also include the undertakings set forth in Item 512(a)(5)(ii) of Regulation S-K.

Signatures

5.   Please note that in addition to signing the registration statement on behalf of the company as its principal accounting officer, Ms. Randazzo should also sign the registration statement in this individual capacity. Refer to Instruction 1 to Signatures in Form S-1. Please have the registration statement signed accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787, or Era Anagnosti, Staff Attorney, at (202) 551-3369, if you have any questions regarding our comments.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Leslie Marlow (*via e-mail*)
         Gracin & Marlow, LLP